Filed pursuant to Rule 424(b)(5)
Registration No. 333-152361

Prospectus supplement to prospectus dated February 7, 2011

Government of Jamaica

US$400,000,000

8.00% Notes Amortizing due 2019

The Government of Jamaica is offering US$400,000,000 of 8.00% Amortizing Notes due 2019. The notes will be direct, general, unsecured and unconditional obligations and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the notes will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined). Jamaica has pledged its full faith and credit for the due and punctual payment of principal and interest on the notes. Jamaica will pay principal on the notes in three equal installments on June 24, 2017, June 24, 2018 and June 24, 2019. Jamaica will pay interest on the outstanding principal of the notes semiannually in arrears on June 24 and December 24 of each year, commencing on June 24, 2011 at an annual rate of 8.00%. The first interest payment on the notes offered by this prospectus supplement will be made on June 24, 2011 and purchasers of the notes will be entitled to receive the full amount of such interest payment. The Government of Jamaica expects to deliver the notes offered by this prospectus supplement on February 22, 2011.

The US$400,000,000 8.00% Amortizing Notes due 2019 are a further issuance of the US$350,000,000 8.00% Amortizing Notes due 2019 that were originally issued on June 24, 2008 and will be consolidated with and form a single series with such previously issued notes. The total principal amount of the previously issued notes and the notes now being issued will be US$750,000,000.

The notes are being offered globally for sale in jurisdictions where it is lawful to make such offers and sales. Jamaica has applied for the notes to be listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF Market of that exchange.

It is intended that a portion of the notes will be offered and sold outside of the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Terms used in this paragraph have the meanings given to them in Regulation S under the Securities Act.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.256%	US$	401,024,000
Underwriting discounts and commissions(2)	0.11%	US$	440,000
Proceeds, before expenses, to Jamaica(3)	100.146%	US$	400,584,000

(1)

Plus accrued and unpaid interest from and including December 24, 2010 to, but excluding, the expected delivery date of the notes (February 22, 2011) offered by this prospectus supplement, in the amount of US$5,155,555.56. Purchasers of the notes offered by this prospectus supplement will be entitled to receive the full amount of the semiannual regular interest payment next scheduled for June 24, 2011.

(2)	See “Underwriting”.
(3)	See “Use of Proceeds”.

Delivery of the notes in book entry form will be made on or about February 22, 2011.

Joint Lead Managers and Joint Bookrunners

BNP PARIBAS	Deutsche Bank Securities

Co-Managers

Citi	Scotia Capital

The date of this prospectus supplement is February 14, 2011.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Negril
Ocho Rios
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
MEXICO
CUBA
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

INTRODUCTORY STATEMENTS

Jamaica accepts responsibility for the information contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Government of Jamaica (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus accurately reflects the facts and does not omit anything likely to affect the import of such information.

The Government of Jamaica is a foreign sovereign government. Foreign sovereign governments are generally immune from lawsuits and from the enforcement of judgments under United States laws; however, foreign sovereign governments may waive this immunity, and limited exceptions to this immunity are set forth in the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”). See “Enforcement of Claims” and “Description of the Debt Securities — Enforcement of Claims” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of an offer of the notes is prohibited.

Unless otherwise indicated, all references in this prospectus supplement to “JA dollars” and “J$” are to Jamaica dollars, the lawful national currency of the country of Jamaica, and those to “U.S. dollars” or “US$” are to the lawful currency of the United States of America. Unless the context otherwise requires, references to “Jamaica” are references to the Government of Jamaica.

The official exchange rate published by the Bank of Jamaica for U.S. dollars on February 4, 2011 was J$85.66 per US$1.00.

OFFERING SUMMARY

This summary highlights information contained in this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. You should read this summary along with the more detailed description appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

Issuer	Government of Jamaica.

Notes	8.00% U.S. Dollar-Denominated Amortizing Notes due 2019.

The US$400,000,000 8.00% Amortizing Notes due 2019 are a further issuance of the 350,000,000 8.00% Amortizing Notes due 2019 that were originally issued on June 24, 2008 and will be consolidated with and form a single series with such previously issued notes. The total principal amount of the previously issued notes and the notes now being issued will be US$750,000,000. The notes will have the same CUSIP, Common Code and ISIN number as the previously issued 8.00% Amortizing Notes due 2019. See “General Information”.

Issue Price	100.256% of the principal amount of the notes plus accrued interest, from December 24, 2010 to, but excluding, the delivery date. The Government of Jamaica expects to deliver the notes offered pursuant to this prospectus supplement on February 22, 2011.

Maturity Date	The notes will mature on June 24, 2019 and will amortize in three equal installments due on June 24, 2017, June 24, 2018 and June 24, 2019.

Interest	The notes will bear interest at a rate of 8.00% per annum on the outstanding principal amount payable semi-annually in arrears in U.S. dollars on June 24 and December 24 of each year, commencing June 24, 2011. Purchase of the notes offered pursuant to this prospectus supplement will entitled to the full amount of the next semi-annually regular interest payment on June 24, 2011.

Withholding Tax and Additional Amounts	Jamaica will make all payments of principal and interest on the notes without withholding or deduction for any Jamaican taxes, except in certain limited circumstances. See “Description of the Debt Securities—Additional Amounts”.

Further Issues	Jamaica may from time to time, without your consent, increase the size of the issue of the notes, or issue additional debt securities that may be consolidated and form a single series with the outstanding notes.

Book Entry Delivery, Form and Denominations	The notes will be issued in fully registered form without interest coupons in minimum denominations of US$100,000 of original principal amount and integral multiples of US$1,000 in excess thereof. The notes will be represented by one or more global notes, registered in the name of Cede & Co. as nominee of DTC. Beneficial interests in the global notes will be shown on, and the transfer thereof will be effected through, records maintained by DTC. See “Global Clearance and Settlement”.

Status of the Notes	The notes will be direct, general, unsecured and unconditional obligations of Jamaica. They will rank equally in right of payment among themselves and with all of Jamaica’s existing and future unsecured external indebtedness. Jamaica has pledged its full faith and credit to make all payments on the notes when due. See “Description of the Debt Securities—Status of the Debt Securities”.

Events of Default	The notes will contain certain events of default, the occurrence of which may permit noteholders to accelerate Jamaica’s obligations under the notes prior to maturity. See “Description of the Debt Securities—Default; Acceleration of Maturity”.

Negative Pledge	The notes will contain certain covenants, including a negative pledge covenant that will restrict Jamaica from creating or permitting to exist (subject to certain exceptions) any security interest on any of its present or future revenue, properties or assets. See “Description of the Debt Securities—Negative Pledge”.

Payments of Principal and Interest	Jamaica will make payments of principal and interest on the notes in U.S. dollars through the paying agent to DTC, which will receive funds for distribution to the holders of the notes as registered with the registrar at the close of business on the fifteenth day preceding the date of payment.

Listing	Jamaica has applied to have the notes offered pursuant to this prospectus supplement listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF Market of that exchange.

Use of Proceeds	Jamaica will use the net proceeds from the sale of the notes for the repayment in full of its US$400,000,000, 11.75% Notes Due 2011.

Taxation	See “Taxation” for a discussion of the U.S. and Jamaican tax consequences associated with an investment in the notes. Investors should consult their own tax advisors in determining the tax consequences of the purchase, ownership and disposition of the notes.

Fiscal Agent, Principal Paying Agent and Registrar	Deutsche Bank Trust Company Americas.

Paying Agent and Transfer Agent	Deutsche Bank Luxembourg S.A.

Governing Law	The notes and the fiscal agency agreement are governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Jamaica. See “Description of the Debt Securities—Governing Law and Submission to Jurisdiction”.

RECENT DEVELOPMENTS

THE JAMAICAN ECONOMY

Recent Economic Crisis

IMF Standby Arrangement

In February 2010, Jamaica entered into a 27-month Standby Arrangement, or SBA, with the International Monetary Fund in the amount of SDR 820.5 million (approximately US$1.27 billion). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of GDP; completing the JDX; and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. See “Form 18-K—Exhibit (d)—Public Sector Indebtedness—The Jamaican Debt Exchange,” “Form 18-K—Exhibit (d)—Public Finance–Tax Reform” and “Form, 18-K—Exhibit (d) The Jamaican Economy—Privatization.” The SBA supports Jamaica’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program includes critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities.

To achieve these goals, the program focuses on a three-pronged strategy:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

Fiscal Consolidation

Jamaica is committed to enhancing fiscal discipline by adopting a number of programs, the first of which is the Fiscal Responsibility Framework, or FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information of all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame (initially March 2016); and

•

requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a medium-term fiscal policy framework paper with plans and policies for developing the country.

As part of the FRF, the Financial Administration and Audit Act and the Public Bodies Management and Accountability Act were amended to specifically provide for, among other things, specific principles of responsible fiscal management and the fiscal targets to be achieved in the medium term; the annual tabling of a fiscal policy paper outlining the Government’s economic and fiscal strategies and commitment; fiscal discipline in budget preparation and execution; prior approval from the Ministry of Finance and the Public Service for public bodies to initiate steps to borrow by way of bonds or other debt securities; parliamentary approval of the estimate of revenue and expenditure for public bodies; and an independent assessment by the Auditor General on the Government’s adherence to the principles of fiscal prudence. The legislation requires the Minister of Finance and the Public Service to take appropriate measures to achieve the following by the end of the financial year ending on March 31, 2016: (i) to reduce the fiscal balance to zero, (ii) to reduce the total debt to 100% or less of GDP and (iii) to reduce the ratio of wages paid by the Government as a proportion of GDP to 9% or less.

The FRF is the centerpiece to a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management operations generally.

Comprehensive Debt Management

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program for domestic securities, marketed as the Jamaica Debt Exchange, or JDX. The results of the JDX revealed a participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next two years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2%); amortization costs savings of J$148.6 billion (or US$1.66 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for more than 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. See “Public Sector Indebtedness—The Jamaican Debt Exchange.”

In addition to implementing the JDX, the Government has an on—going debt management strategy that includes the following:

•	increasing the fixed-rate proportion of the domestic debt stock;

•	reducing foreign currency domestic debt;

•	focusing on benchmark bonds to enhance liquidity;

•	continuing to develop the secondary capital market;

•	increasing the transparency and predictability of debt issuance and operations;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	enhancing and consolidating legislation governing debt management generally.

In addition, as part of the SBA, tax rates for income were adjusted to 27.5% from 25% for income from J$5 million to J$10 million and to 35% from 25% for income over J$10 million, each until March 31, 2011.

The following table provides the relevant targets and results for the first, second and third quarterly review periods under the SBA for FY 2010/11:

Key Objectives	Targets March 31, 2010	Results March 31, 2010	Targets June 30, 2010	Results June 30, 2010	Targets September 30, 2010	Results September 30, 2010
	(unless otherwise noted, in billions of J$)
Primary Balance cumulative over the fiscal year(1)	66.9	67.5	6.5	10.6	18.8	21.4
Overall Fiscal Balance of Public Bodies(1)	(29.6)	(17.5)	(3.0)	(1.9)	(6.0)	(1.5)
Ceiling on the change in Central Government Direct Debt Stock(2)	1,260.4	1,256.6	21.5	26.0	54.0	52.6
Increase in Central Government Guaranteed debt Target represents cumulative balance over end-March(1)	32.8	32.6	12.6	5.6	15.7	3.9
Accumulation of Domestic Arrears(3)	0.0	(0.4)	0.0	0.0	0.0	0.0
Accumulation of Tax Arrears (>90 days)(4)	0.0	(0.3)	0.0	(0.5)	0.0	(0.3)
Maximum of cumulative reduction in Net International Reserves (in millions of US$)(5)	(672.7)	22.5	(310.2)	(2.3)	(403.9)	200.8
Ceiling on cumulative change in Net Domestic Assets relative to end-March	(49.1)	(79.2)	31.3	0.2	(1.2)	(22.9)

(1)	Cumulative flows through April to end of period.
(2)	Excludes Government guaranteed debt. The central Government direct debt excludes IMF credits.
(3)	Includes debt payments, supplies and other committed spending as per contractual obligations.
(4)	Includes tax refund arrears as stipulated by law.
(5)	Measured in exchange rates determined by the SBA.

The proceeds of the SBA will be disbursed over 27 months; the first tranche of US$650 million was disbursed in March 2010 and additional disbursements have been made on a quarterly basis since such initial disbursement. The final disbursement is scheduled for March 2012. Repayments are slated to commence in June 2013, with the final payment occurring in February 2017. The executive board of the IMF concluded reviews of Jamaica’s economic performance under the SBA in each of June 2010 and September 2010. Favorable completion of these reviews enabled the immediate disbursement of additional amounts under the SBA, bringing total disbursements under the arrangement to SDR 509.9 million (excluding charges) (about US$799.98 million) as of December 31, 2010. The program performance continues to be positive, with all end-September quantitative performance criteria met and all structural benchmarks completed.

The following table provides the amortization schedule for the repayments under the SBA:

IMF Loan Amortization Schedule (in USD millions)(1)

Total Payments(2)
FY2013/14
June 2013	85.16
September 2013	97.49
December 2013	103.48
March 2014	109.42

FY2013/14 Total	395.55

FY2014/15
June 2014	134.0
September 2014	140.0
December 2014	145.8
March 2015	151.6

FY2014/15 Total	571.49

FY2015/16
June 2015	80.82
September 2015	68.09
December 2015	61.62
March 2016	55.17

FY2015/16 Total	265.71

FY2016/17
June 2016	30.01
September 2016	23.62
December 2016	17.28
March 2017	10.96

FY2016/17 Total	81.87

TOTAL	1,314.62

(1)	The exchange rates used for conversion from SDRs are the ones as per the TMU. As such the actual receipt and payments in US dollars will vary with exchange rate changes.
(2)	Includes loan disbursement amounts and charges.

Source: Ministry of Finance and Public Service

Other elements of the program include a tax package that has already been enacted and is expected to produce an increase in revenues of around 2% of GDP. See “Form 18-K—Exhibit (d)—Public Finance-Tax Reform.” In addition, several loss-making public entities have been divested such as Air Jamaica and two of the five Government-owned sugar estates. See “Form 18-K—Exhibit (d)—The Jamaican Economy-Privatization.”

The program also has quantitative targets including the following:

•	A cumulative floor on the central Government primary balance;

•	A cumulative floor on the overall balance of public bodies;

•	A ceiling on the stock of central Government direct debt;

•	A ceiling on net increase in central Government guaranteed debt;

•	A ceiling on central Government accumulation of domestic arrears;

•	A ceiling on central Government accumulation of tax refund arrears;

•	A floor on accumulation of Bank of Jamaica net international reserves; and

•	A ceiling on net domestic assets of the Bank of Jamaica.

Legal Reforms to Financial System

The Government plans to implement a variety of reforms impacting the financial system. These include the following:

•

introducing an omnibus banking law that will allow for more effective supervision of financial conglomerates, including harmonization of the prudential standards that apply to commercial banks, merchant banks and building societies;

•	amending the Bank of Jamaica Act to establish a legal framework to grant the Bank of Jamaica responsibility for overall financial stability;

•	reforming the deposit-taking institutions to enhance capital rules to address market risks;

•	reforming the securities dealer sector to strengthen its ability to withstand shocks going forward, and

•	continuing to strengthen the regulatory and supervisory framework of the securities dealer sector to enhance capitalization and margin requirements.

Gross Domestic Product

The Jamaican economy contracted in 2010 declining by 1.3% in the first nine months of 2010, compared to the same period of 2009. This contraction primarily reflected the continued effects of the global economic crisis on the economy. Both the goods-producing and services industries recorded lower output levels during such period. There were however, positive performances in the agriculture, forestry and fishing sector and the hotels and restaurants sector, which recorded growth of 2.9% and 2.7%, respectively, during the nine-month period ended September 30, 2010, compared to the same period in 2009.

The Petrocaribe Agreement

At December 31, 2010, actual inflows into the Petrocaribe Development Fund totaled US$1,305.13 million.

PRINCIPAL SECTORS OF THE ECONOMY

Tourism

During the period from January to October of 2010, total visitor arrivals were 2,312,294, an increase of 1.2% compared to the same period in 2009; stopover arrivals totaled 1,586,512, a 4.1% increase over the same period in 2009; and cruise passengers totaled 725,782, a decrease of 4.6% compared to the same period in 2009. The number of cruise passengers decreased mainly due to the effects of the global economic slowdown and the redirection from the Caribbean to other parts of the world by some cruise lines. The increase in stopover arrivals, which occurred during the period from January to October 2010 reflects, among other things, the results of the wide-ranging markets and sales activities that Jamaica has embarked upon to encourage travel to the island.

Investment in visitor accommodation continues as new hotel projects and expansions reached completion. The Palmyra Resort & Spa at Rose Hall in Montego Bay, which began construction in 2005 and opened the first phase with 299 rooms in December 2009, completed the construction of an additional 700 rooms in 2010. During the first quarter of 2010, the Secrets Wild Orchid and Secrets St. James properties were opened in Montego Bay, each with 350 rooms. In addition, the Hotel Bahia Principe in Pear Tree at Ocho Rios completed the construction of 154 additional rooms.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest. There were no major weather-related disruptions to production in 2010 and as the global economy began to recover, bauxite production increased by 9.3% in 2010 to 8,539,853 tonnes, while the export of crude bauxite also increased significantly by 34.6% to 4,303,442 tonnes as compared to 2009.

Despite this development, the impact of the global economic recession and the downturn in the world aluminium industry continued to be felt in the alumina sub-sector as alumina production fell by 10.31% to 1,590,659 tonnes and exports of alumina fell 16.4% to 1,575,312 tonnes in 2010, when compared to 2009, as the full impact of the refinery closures in the first half of 2009 extended into most of 2010.

Results of operations of the bauxite and alumina industries are sensitive to fluctuations in global commodity prices. The sharp increase in commodity prices in 2010 saw foreign exchange earnings in the sector rising 12.4% to US$533.5 million in 2010, compared to US$474.8 million in 2009. The increase in foreign exchange earnings was mainly due to both improved alumina prices in 2010, as compared to 2009. Earnings from crude bauxite exports increased 38.8% to US$128.7 million in 2010 from US$92.8 million in 2009, primarily due to the significant increase in the export volume of bauxite, as bauxite prices showed only a marginal improvement. The industries will require a significant amount of capital expenditure investment, perhaps coming from government sources, and the profitability of such industries would be affected by further increases in the price of oil.

As of the second half of 2009, the world aluminium industry began to show strong signs of a recovery in prices as the full impact of smelter cutbacks played out and as demand for aluminium, particularly in China, India and Brazil, also began to recover. The improvement in prices continued throughout 2010 with the average 2010 three-month aluminium price on the London Metals Exchange (LME) being US$2,198.49/tonne which was 29.4% higher than the average 2009 price of US$1,699.05 while the average 2010 spot alumina price from the Caribbean, at US$342.35, was 40% higher than the 2009 average of US$244.58/tonne.

The improved global economic prospects and healthy aluminium demand—especially in China—was reflected in the performance of the world aluminium industry. During 2010, world aluminium consumption increased 19.8% above 2009 to almost 41.1 million tonnes with production growing by 11.5% to fall just short of 42 million tonnes for 2010. Alumina consumption grew 11.6% to 82.1 million tonnes with production reaching 81.6 million tonnes or 10.5% above the 2009 level.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the four years ended December 31, 2010:

Bauxite and Alumina Sector

	2007	2008	2009	2010(1)
Bauxite
Production (tonnes)	14,567,739	14,636,102	7,815,119	8,539,853
Exports (tonnes)	4,451,640	4,429,313	3,196,331	4,303,442
Prices (US$ per tonne)(2)	25.4	26.06	29.03	29.9
Earnings (US$ million)(3)	115.4	115.05	82.8	128.8
Alumina
Production (tonnes)	3,940,589	3,995,358	1,773,567	1,590,659
Exports (tonnes)	3,896,058	4,034,558	1,883,934	1,575,312
Prices (US$ per tonne)(2)	308.6	310.8	202.8	256.92
Earnings (US$ million)(3)	1,202.2	1,253.8	321.1	404.7

Total Earnings (US$ million)	1,317.6	1,369.3	474.9	533.5

(1)	Preliminary.
(2)	Average price received.
(3)	Includes exports of hydrate.

Source: Jamaica Bauxite Institute.

Energy Policy

Jamaica is also actively pursuing an alternative energy policy as a strategy to diversify its source of supply away from a preponderant reliance on crude oil. Natural gas is the preferred option as it is a much cleaner burning fuel which is important to Jamaica with its small and delicate eco-system and a large tourist industry adjacent in many cases to mining/refining operations as well as possibly a more financially viable alternative.

Manufacturing

Real GDP for the manufacturing sector declined by 2.2% for the nine-month period ended September 30, 2010. The lower real GDP was primarily due to a decrease in production in the food, beverages and tobacco component of manufacturing. For the nine-month period ended September 30, 2010, the food, beverages and tobacco component of manufacturing contracted by 1.5%, the other manufacturing category declined by 3.2%, in each instance when compared to the same period in 2009.

During the first nine months of 2010, the manufacturing sector was affected by both demand and supply-side constraints. Demand for some of the locally manufactured commodities remained weak mainly due to the continued contraction of consumers’ disposable income. On the supply-side, production was negatively impacted by loss of production time as a result of the severe weather conditions associated with Tropical Storm Nicole.

Agriculture, Forestry and Fishing

For the nine-month period ended September 30, 2010, real GDP for agriculture, forestry and fishing sector grew by 2.9% when compared to the same period in 2009, primarily due to increased output in traditional export crops and other agricultural crops. During the first half of 2010, real GDP for agriculture, forestry and fishing sector grew by 1.7%, when compared to the same period in 2009. The sector grew during the second half of 2009 and 2010 despite being severely affected by drought conditions which began in the second half of 2009 and continued through to May 2010. During the second half of 2010, the agriculture, forestry and fishing sector was also affected by Tropical Storm Nicole which struck the island on September 26, 2010 and continued through September 30, 2010. Losses to domestic crops and livestock as a result of the storm were estimated at approximately J$576.5 million with a further J$574.6 million damage to agricultural roads.

In the second half of 2009, the Ministry of Agriculture intensified its Production and Productivity Programme which is aimed at improving best practice methodologies and encouraging the production of selected crops in areas that are best suited, by farmers who are willing to be trained to implement improved production practices.

The quantity of bananas produced in Jamaica for the nine-month period ended September 30, 2010, was estimated at 40.4 tonnes, compared with 36 tonnes during that same period in 2009. This increase was due to more favorable weather conditions.

The following table shows the production of selected agricultural products for the four years ended December 31, 2009 and the nine-month period ended September 30, 2010:

Production of Selected Agriculture Products

	2006	2007	2008	2009	Nine- month period ended Sept. 30, 2010
	(in tonnes)
Sugar cane	1,745,286	1,968,009	1,652,047	1,334,579	1,326,766
Yams	123,005	113,124	102,284	124,516	96477
Bananas(1)				35,883	40,376
Potatoes	36,027	33,531	30,725	42,937	36,531
Citrus	120,092	124,553	122,291	128,241	n/a
Coffee	12,390	15,117	9,035	12,456	n/a
Cocoa	595	1,915	1,015	1,108	626
Pimento	1,600	n.a.	n.a.	n.a.	n/a

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction

During the nine-month period ended September 30, 2010, real GDP for the construction sector declined by an estimated 2.7%. This performance occurred against the background of the lingering effects of the negative impact of the global economic crisis on the domestic economy. The downturn recorded for the industry was attributed mainly to:

•	a decline in activities in Building Construction due to a reduction in the number of projects; and

•	reduced activities associated with the completion of major construction work on the North Coast Highway Project at the end of 2009 and work stoppage on Highway 2000 due to geological issues.

In August 2010, the Government established the Jamaica Infrastructure Development Programme, or JIDP, which will fund projects to improve the infrastructure and, in particular, the roads of Jamaica. JIDP is a five-year program that is funded, in large part, through a US$340 million dollar loan from The Export Import Bank of China. In addition, the Road Maintenance Fund provides the remaining funding for the JIDP. As of December 31, 2010, US$51 million had been disbursed for projects under JIDP.

Legal Proceedings and Processes

Sandals Whitehouse

A claim has been made by Gorstew Limited that the shareholders, Ackendown Newtown Company Limited and the Urban Development Corporation, are liable for cost overruns incurred in the construction of the Sandals Whitehouse Hotel in the sum of US$43.5 million based on an estimated development cost of US$113.5 million and an approved budget of US$70 million (both excluding the US$3.7 million for land). Gorstew Limited also filed claims for special damages of US$28.9 million, unspecified brand damages, interest and costs. The parties have agreed to have the matter settled by arbitration. Arbitration commenced, but has been suspended, pending settlement negotiations.

Cigarette Company of Jamaica

These proceedings concern whether certain transfers, reflected on the books of both the Cigarette Company of Jamaica Limited and Carreras Group Ltd. (“CCJ”), were distributions or loans. If they were distributions, transfers would be subject to income tax deducted at source. The Commissioner of Taxpayer Audit and Assessment (the “Commissioner”) assessed the Cigarette Company to pay income tax for the years 1997 – 2002. The total amount assessed was J$5.7 billion, comprised of J$2.17 billion in tax and penalties of J$3.54 billion. The CCJ appealed against the assessments to the Commissioner of Taxpayer Appeals, who dismissed the appeal on November 23, 2004. The CCJ then appealed to the Revenue Court and the appeal was dismissed on October 30, 2007. In November 2007, the CCJ paid approximately J$1.7 billion to the Inland Revenue Department for income tax for the years 1997-2002 and penalties based on the judgment in favor of the Commissioner. The CCJ appealed the decision of the Revenue Court and, on February 12, 2010, the Court of Appeal held that the transfers were loans and not subject to income tax. This judgment will be appealed by the Commissioner. Conditional leave was given to appeal the decision to the Judicial Committee of the Privy Council and the record of appeal has been filed. The Government has obtained the order for final leave to appeal from the Court of Appeal and is in the process of preparing for the matter to be heard in the Privy Council.

Jamaica Cricket 2007 Limited

Jamaica Cricket 2007 Limited (“JC2007”) was incorporated by and on behalf of the Government to undertake the role of the local organizer for Cricket World Cup 2007 matches in Jamaica. Ashtrom Building Systems Limited (“Ashtrom”) was contracted by JC2007 to undertake the redevelopment of Sabina Park for the tournament. Disputes arose between the parties in relation to variations made to the contract, which were referred to arbitration by the Supreme Court with the consent of the parties. Arbitration commenced on December 12, 2008 and Ashtrom claimed a total sum of approximately US$8.2 million (“Substantive Matter”). On January 21, 2009 Ashtrom made an application for an interim award (“Interim Award”) of US$3.1 million. On July 15, 2009, the parties consented to the arbitrator making an Interim Award for payment of only US$1.56 million plus interest at 2.0% per month from May 24, 2007 to date of payment. The parties decided that the remaining sum of the application for Interim Award (US$1.63 million) would have to be subject to further arbitration. The arbitrator awarded Ashtrom approximately US$1.48 million, inclusive of interest and the JC2007 is disputing this award. A definitive date for the hearing of this aspect of the Interim Award has not been set. Similarly, the Substantive Matter has not been set for hearing to date.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For the period from January through August 2010, there was a current account deficit of US$467.6 million, which represented an improvement of US$64.3 million when compared to the corresponding period in 2009.

During the period from January through August 2010, the merchandise trade deficit increased by 8.6%, to US$2,056.4 million, from US$1,894.4 million in the corresponding period in 2009, primarily due to an increase in imports as well as a decrease in exports. During the period from January to August 2010, the value of exports declined by US$62.5 million, mainly due to a decline in chemical exports. The value of imports increased by US$99.5 million, mainly due to an increase in mineral fuel imports which included oil.

During the period from January through August 2010, the surplus on the services sub-account increased by 7.9% to US$683.2 million from US$633.3 million in the corresponding period of 2009.

During the period from January through August 2010, net income outflows declined by 15.3% to US$397.4 million from US$469.3 million in the corresponding period in 2009. This decline is mainly due to reduced interest payments on external debt.

From January through August 2010, net current transfers increased by 8.7% to US$1,303.0 million from US$1,198.7 million in the corresponding period in 2009. The improvement in net current transfers during January to August 2010 was primarily due to a 6.6% increase in remittances, to US$1,188.6 million from US$1,114.5 million in the corresponding period of 2009.

During the period from January through August 2010, net international reserves increased by US$227.6 million to US$1,956.9 million, as official and private flows were sufficient to finance the current account deficit.

The following table shows Jamaica’s balance of payments for the indicated periods in 2009 and 2010:

Balance of Payments

	Jan.-Aug. 2009	Jan.-Aug. 2010(1)
	(in millions of US$)
Current Account	(531.8)	(467.6)
Goods Balance	(1894.4)	(2056.4)
Exports(2)	971.9	909.4
Imports(3)	2866.3	2965.8
Services Balance	633.3	683.2
Transportation	(270.4)	(266.3)
Travel	1252.0	1304.8
Other Services	(348.4)	(355.3)
Goods and Services Balance	(1261.2)	(1373.1)
Income	(469.3)	(397.4)
Compensation of Employees	25.0	29.1
Investment Income	(494.3)	(426.5)
Current Transfers	1198.7	1303.0
General Government	84.1	114.4
Other Sectors	1114.5	1188.6
Capital and Financial Account	531.8	467.6
Capital Account	28.1	(19.5)
Official	44.7	4.2
Private	(16.5)	(23.7)
Financial Account	503.7	487.1
Other Official Investment	108.9	719.2
Other Private Investments (including errors and omissions)	556.1	(4.5)
Increase/(Decrease) in reserves(4)	(161.3)	(227.6)

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.
(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in during the nine-month period ended September 30, 2010, decreased by 0.4% to US$4,690.8 million, as compared to US$4,708.7 million in the comparable 2009 period. The merchandise trade deficit increased by 2.9% in the first nine months of 2010 to US$2,730.6 million, compared to US$2,653.5 million in the comparable period in 2009.

The deficit in the nine-month period ended September 30, 2010 resulted from a 0.8% increase in the value of imports, combined with the 4.6% decrease in the value of exports. The growth in imports was due mainly to the increase in the values of mineral fuels, manufactured goods and miscellaneous manufactured articles. The decline in exports was due mainly to significantly lower earnings from alumina, sugar, coffee and ethanol.

The following table shows the performance of merchandise trade for the nine-month periods ended September 30, 2009 and 2010:

Merchandise Trade

	Imports(1)	% Change	Exports	% Change	Balance	% Change
	(in millions of US$, except percentages)
Jan. – Sept. 2009(2)	3,681.1	(44.0)	1,027.6	(50.2)	(2,653.5)	(41.3)
Jan. – Sept. 2010(2)	3,710.7	0.8	980.1	(4.6)	(2,730.6)	2.9

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Exports

Total exports during the first nine months of 2010 declined by 4.6% to US$980.1 million, compared to US$1,027.6 million earned in the comparable 2009 period, primarily due to decreased earnings from sugar, coffee, alumina and ethanol.

Traditional exports during the first nine months of 2010 declined by 5.9% to US$460.8 million, down from US$489.4 million in the comparable period in 2009, primarily due to declines in both the agriculture and manufacturing sectors, which was offset, in part, by the growth in the mining and quarrying sector. Earnings from the mining and quarrying sector in the first nine months of 2010 increased by 2.1% to US$351.6 million, from US$344.2 million in the same period of 2009. Alumina exports in the first nine months of 2010 were US$251.8 million, from US$285.6 million, a decline of US$33.8 million or 11.8% from the same period in 2009. Bauxite exports, which are only exported to the United States, increased by 69.7% or US$40.8 million, to US$99.3 million in the first nine months of 2010 compared to the same period in 2009. The value of sugar exported in the first nine months of 2010 period amounted to US$44.2 million, a 38.8% decrease from the US$72.3 million in the same period in 2009.

Non-traditional exports declined by 4.1% to US$462.5 million in the first nine months of 2010, from US$482.1 million in the same period of 2009, primarily due to the significant decrease in earnings from ethanol. Receipts from mineral fuels increased to US$231.5 million, from US$164.2 million in the same period of 2009. Ethanol exports decreased to US$40.7 million in the first nine months of 2010 compared to US$94.6 million in the same period in 2009.

For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

The following table shows Jamaica’s exports by sector for the nine-month periods ended September 30, 2009 and 2010:

Exports

	Jan. – Sep. 2009(1)	Jan. –Sep. 2010(1)
	(in millions of US$)
Traditional Exports
Agriculture
Banana	0.0	0.0
Citrus	1.4	1.5
Coffee	32.4	17.6
Cocoa	1.2	1.0
Pimento	1.3	2.1

Total	36.4	22.2

Mining and Quarrying
Bauxite	58.5	99.3
Alumina	285.6	251.8
Gypsum	0.1	0.5

Total	344.2	351.6
Manufacturing
Sugar	72.3	44.2
Rum	34.8	38.0
Citrus Products	0.3	2.0
Coffee Products	0.9	2.0
Cocoa Products	0.5	0.7

Total	108.8	86.9

Total Traditional Exports	489.4	460.8

Non-Traditional Exports
Food and Beverage
Pumpkins	0.3	0.4
Dasheens	1.1	1.2
Sweet Potatoes	1.7	2.9
Yams	14.3	14.6
Papayas	2.4	2.2
Ackee	8.0	9.6
Other Fruits & Fruit Preparations	4.5	5.8
Meat & Meat Preparations	2.4	2.1
Dairy Products & Birds’ Eggs	5.1	5.3
Fish, Crustaceans & Mollusks	3.3	5.3
Other Food Exports	43.1	46.0
Beverages and Tobacco (excluding rum)	40.7	44.7

Total	126.9	140.1

Inedible Materials
Limestone	0.5	0.9
Waste & Scrap	9.2	12.0
Other	1.9	3.6

Total	11.6	16.5
Mineral Fuels etc.	164.2	231.5
Ethanol	135.3	40.7
Apparel	1.1	1.2
Furniture	0.4	1.1
Other Exports	42.5	31.4

Total	343.5	305.9

Total Non-Traditional Exports	482.1	462.5
Re-Exports	56.1	56.8

Total Exports	1,027.6	980.1

(1)	Preliminary.

Source: Statistical Institute of Jamaica.

Imports

Merchandise imports increased by 0.8% to US$3,710.7 million during period January to September 30, 2010, from US$3,681.1 million in the corresponding period in 2009. This increase in the value of imports was due, in part, to an increase in spending on the importation of fuel, which was largely the result of an increase in oil prices in the international markets as well as increases in the imports of manufactured goods and articles. For the purposes of this discussion, imports include cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the nine-month periods ended September 30, 2009 and 2010:

Imports (c.i.f.)(1)

	Jan.–Sept. 2009(2)	Jan.–Sept. 2010(2)
	(in millions of US$)
Mineral Fuels, Lubricants, etc.	1,051.7	1,133.5
Machinery	588.9	574.6
Food	601.5	598.7
Beverages & Tobacco	59.1	55.2
Crude Materials (excl. Fuels)	38.3	46.2
Animal & Vegetable Oils & Fats	25.0	13.7
Chemicals	539.4	460.4
Manufactured Goods	399.3	424.3
Miscellaneous Manufactured Articles	307.5	341.2
Other	70.4	62.9

Total Imports	3,681.1	3,710.7

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States, the United Kingdom and Canada are Jamaica’s main trading partners.

The following tables show the direction of trade for the nine-month periods ended September 30, 2009 and 2010:

Exports (f.o.b.) by Destination

	Jan.–Sept. 2009(1)	Jan.–Sept. 2010(1)
	(in millions of US$)
NAFTA	596.5	635.5
of which USA	499.3	514.0
of which Canada	93.8	119.8
European Union	192.9	160.5
of which UK	113.3	77.0
CARICOM	48.4	48.7
Japan	36.2	14.7
Other countries	153.6	120.7

Total	1,027.6	980.1

(1)	Preliminary.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	Jan.–Sept. 2009(2)	Jan.–Sept. 2010(2)
	(in millions of US$)
NAFTA	1,551.1	1,449.3
of which USA	1,382.8	1,328.8
of which Canada	78.7	68.3
European Union	255.3	259.4
of which UK	56.1	57.3
CARICOM	534.1	521.5
Japan	83.5	86.4
Other countries	1,257.1	1,394.1

Total	3,681.1	3,710.7

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

INTERNATIONAL RESERVES

Net international reserves of the Bank of Jamaica increased to US$2,171.4 million at December 31, 2010, from US$1,729.4 million at December 31, 2009. Gross international reserves at December 31, 2010 were US$2,979.2 million, or approximately 23.5 weeks of goods and services imports. The increase in the international reserves during 2010 was mainly attributable to a significant increase in official capital inflows and an expansion in net private capital inflows.

With the intensification of the global credit crisis in the December 2008 quarter, international financial institutions took actions to reduce risk exposure, particularly to emerging market debt. These actions included the withdrawal of overseas margin funding arrangements with domestic financial institutions. In response, the Bank of Jamaica made a special loan facility available to facilitate repayment of margin arrangements that were collateralized with Government of Jamaica global bonds. In October 2008, US$168.8 million was provided to financial institutions under this facility. No further disbursements were made and as at December 31, 2010 the balance on the special loan facility was zero as all loans were repaid.

At January 31, 2011, net international reserves of the Bank of Jamaica were US$2,089.0 million, with gross international reserves at US$2,957.7 million, or approximately 23.3 weeks of goods and services imports.

The following table shows the Bank of Jamaica’s international reserves for the five years ended December 31, 2010:

International Reserves

	2006	2007	2008	2009	2010
	(in millions of US$)
Supplementary Fund	117.6	125.5	155.5	259.2	154.1
Special Drawing Rights	0.3	0.3	0.1	329.0	335.8
Other Reserves	2,281.2	1,779.9	1,639.8	1,170.6	2,489.3
Gross International Reserves	2,399.1	1,905.8	1,795.4	1751.9	2,979.2
Total Foreign Liabilities	81.6	28.1	22.5	22.5	807.8
Net International Reserves	2,317.6	1,877.7	1,772.9	1729.4	2,171.4
Gross Reserves in Weeks of Merchandise Imports	25.2	16.4	14.8	18.9	32.3
Gross Reserves in Weeks of Goods & Services Imports	18.2	12.1	10.9	13.2	23.5

Source: Bank of Jamaica.

Exchange Rates

During 2010, the Jamaican dollar gradually increased in value against the United States dollar, with the JA/US dollar exchange rate rising from J$89.60 to US$1.00 at December 31, 2009, to J$85.86 to US$1.00 at December 31, 2010, an appreciation of 4.2%. Most of this appreciation occurred in the second quarter of 2010, when there was a 3.8% appreciation of the Jamaican dollar vis-a-vis the US dollar. The 4.2% appreciation in the year reflected increased investor preference for Jamaican dollar instruments as evidenced by an expansion in net private capital inflows and the absence of severe demand pressures in the foreign exchange market. Improved investor confidence occurred against the background of the success of the JDX and the country’s achievement of the quantitative performance targets under the SBA. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels. The official exchange rate published by the Bank of Jamaica for U.S. dollars on February 4, 2011 was J$85.66 per US$1.00.

The following table shows exchange rate information for the selling of US dollars, expressed in JA dollars, for the periods indicated:

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
(spot weighted average ask in J$ for US$)
2004		61.39	61.63	1.67
2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009		88.82	89.60	11.35
2010		87.38	85.86	(4.17)
2011	January	85.82	85.69	(0.20)(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica

PUBLIC FINANCE

The Public Sector Budget

The Government supplemented the budget for FY 2010/2011 on November 30, 2011. The supplemental budget provides revised reduced expenditure estimates but does not reflect a material change in revenues or expenditures from those in the original budget.

FY 2010/11 April-December

The primary surplus for the April—December period of FY 2010/11 amounted to J$32.3 billion, compared to the target of J$30.7 billion. This performance relative to the target was largely influenced by the lower than budgeted capital expenditure outweighing the lower than budgeted revenue and grants. Overall, revenue and grants were J$4.0 billion, or 1.8% below target for the first three quarters of FY 2010/11. Compared to the same period last year, revenue and grants increased by J$16.4 billion or 7.9%. Tax revenue surpassed target by J$10.5 billion 5.6%.

Expenditure for the April—December period of FY 2010/11 totaled J$279.9 billion, a reduction of J$12.3 billion, or 4.2%, relative to budget, with the categories interest and capital expenditure being lower than expected. This level of overall spending represented a reduction of J$23.9 billion, or 7.9%, below the corresponding quarter last year. Contributing to this reduction was a decline of J$44.5 billion, or 33.5%, in interest payments, due mainly to the impact of the JDX on domestic interest costs, which outweighed increases in the other categories of expenditure.

Despite the lower than anticipated revenue and grants, the lower than planned spending resulted in a fiscal deficit for the period of 2010 of J$56.0 billion, which was J$8.2 billion, or 12.8%, better than targeted. This represents a 30.1% reduction in the deficit relative to the same period in FY 2009/10.

Tax Reform

As part of the SBA, tax rates for income were adjusted to 27.5% from 25% for income from J$5 million to J$10 million and to 35% from 25% for income over J$10 million, each until March 31, 2011.

Effective April 1, 2010, property tax rates were increased from 0.5% of the unimproved value to 0.75%, excluding properties less than and equal to J$300,000 which are charged a flat rate to J$1,000.00.

As at December 2010, the following changes were made in respect to the Special Consumption Tax:

•	The imposition of a revenue neutral rate per liter of pure alcohol on beers and stouts.

•	Reduction of SCT charged on alcohol (spirits, beers, stouts, wines, liqueurs and cordials) sold to licensed hotels and resort cottages.

•

The imposition of SCT (Ad valorem) on certain high caffeine/high energy drinks. A rate of 15% imposed on energy drinks defined as “non-alcoholic beverages containing caffeine and other booster type additives.”

•	An increase of SCT on cigars, cheroots, cigarillos containing tobacco or tobacco substitutes.

PUBLIC SECTOR INDEBTEDNESS

Domestic Debt

At December 31, 2010, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$799.96 billion, an increase of 6.1% when compared to the domestic debt level at December 31, 2009. Jamaica has incurred domestic debt primarily to provide budgetary financing and to cover the capitalization of accrued interest on the Bank of Jamaica’s holding of former FINSAC securities.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At December 31, 2010, the extent of these internal guarantees was approximately J$26.96 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the Jamaica Debt Exchange Initiative (see below), which saw an exchange of some of the previously issued debt instruments (Local Registered Stocks and Debentures). At December 31, 2010, 4.9% of the outstanding domestic debt was scheduled to mature within one year, 71.8% between one and five years and the remaining 23.3% after five years. The interest rate composition of the domestic debt at December 31, 2010 was 59.3% contracted on a fixed rate basis, while 40.6% was contracted on a floating interest rate basis and 0.1% was non-interest bearing. Of the total debt at December 31, 2010, 13.6% was denominated in or indexed to foreign currency (US$ and Euro) and 86.4% was J$-denominated.

At December 31, 2010, Jamaica had J$791.1 billion of domestic bonds outstanding, representing 98.9% of total domestic debt. This represented a J$46.4 billion, or 6.3% increase over the level outstanding at December 31, 2009. The remaining J$8.8 billion or 1.1% is comprised of loans and treasury bills.

Issuance of treasury bills is limited by statute to a maximum of J$12.0 billion in total outstanding treasury bills. The outstanding stock of treasury bills at December 31, 2010 was J$4.0 billion, representing 0.5% of total domestic debt. After an increase in 2007, the stock of treasury bills decreased in 2008 and 2009 in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of the domestic debt. Treasury bills are auctioned on a multiple-price basis.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. At December 31, 2010, J$108.4 billion of the domestic debt were US Dollar-denominated debt. Jamaica no longer has US Dollar-indexed instruments.

The following table shows domestic debt by instrument type for the five years ended December 31, 2010:

Domestic Debt by Instrument Type

	2006	2007	2008	2009	2010
	(in millions of J$)
Securities
Treasury Bills	$4,200.0	$4,700.0	$4,194.5	$3,813.4	$4,000.0
Local Registered Stocks	229,978.3	224,228.4	205,120.1	180,573.5	0.0
Benchmark J$ Notes(1)	—	—	—	—	659,066.8

Total	234,178.3	228,928.4	209,314.6	184,387.0	663,066.8

Bonds
Investment Debenture	219,969.9	256,340.3	300,665.6	449,364.9	0.0
Land	547.9	377.6	352.6	352.6	331.1
US$ Denominated	49,583.5	50,038.0	64,224.9	83,733.2	108,373.1
US$ Indexed	24,331.8	17,773.2	26,542.1	30,134.8	0.0
CPI Indexed Bonds (1)	—	—	—	—	23,191.2

Total	294,433.1	324,529.1	391,785.3	563,585.5	131,895.4

Loans
Commercial Banks	7,543.0	4,432.5	7,255.6	5,448.90	4,456.3
Other (including Public Sector)	518.7	536.2	560.1	593.7	545.7

Total	8,061.7	4,968.7	7,815.7	6,042.6	5,002.0

Total	$536,673.1	$558,426.3	$608,915.5	$754,015.1	799,964.2

(1)	These instruments were issued as part of JDX.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for domestic debt outstanding as of December 31, 2010:

Domestic Debt Amortization Schedule

as of December 31, 2010

	2011	2012	2013	2014
	(in millions of J$)
Bonds(1)	$25,514.46	$40,202.57	$94,375.13	$101,115.66
Loans	6,537.66	8,359.35	7,862.23	7,561.90

Total	$32,052.12	$48,561.92	$102,237.36	$108,677.56

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for domestic debt outstanding as of December 31, 2010:

Central Government Domestic Debt Interest Schedule

as of December 31, 2010

	2011	2012	2013	2014
	(in millions of J$)
Bonds(1)	$74,929.26	$70,920.32	$63,589.89	$52,338.56
Loans	3,600.52	2,886.56	2,265.94	1,775.09

Total	$78,529.26	$73,806.88	$65,855.83	$54,113.65

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as of December 31, 2010:

Domestic Debt Maturity Structure

as of December 31, 2010

	Less than 1 year	1-5 years(1)	5-10 years(1)	10 years & over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	$25,329.08	$285,523.73	$185,589.27	$185,815.87	$682,257.95
US$ Denominated Notes & Loans	9,416.66	78,331.99	20,624.45	0.00	108,373.04
Treasury Bills	4,000.00	0.00	0.00	0.00	4,000.00
Commercial Bank & Public Sector Entity Loans	585.61	1,770.64	2,100.00	105.54	4,561.79
Land Bonds	0.00	0.00	0.00	331.11	331.11
Euro Denominated Bonds	0.00	440.19	0.00	0.00	440.19
Investment Debentures/Treasury Bonds	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.15	0.15

Total	$39,331.35	$366,066.54	$208,313.67	$186,252.67	$799,964.23

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2010:

Domestic Debt Interest Rate Composition

as at December 31, 2010

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	325,256.33	40.66
Fixed Rate Debt	474,458.67	59.31
Non Interest-Bearing Debt	249.23	0.03

Total Debt	799,964.23	100.0

External Debt

At December 31, 2010, the stock of external debt was US$8,389.5 million, of which 82.17% was denominated in U.S. dollars, 13.5% was denominated in Euro, 2.36% was denominated in Japanese Yen and 1.13% was denominated in Chinese Yuan.

Bond issues of US$3,787.4 million represented the largest creditor category of Jamaica’s public sector external debt, and accounted for 45.1% of total external indebtedness at December 31, 2010. Bilateral and multilateral obligations accounted for 48.6% of external debt at December 31, 2010. Multilateral indebtedness was US$3,071.6 million at December 31, 2010, an increase of 116.3% over December 31, 2009.

In August 2010, the Government established the JIDP, which will fund projects to improve the infrastructure and, in particular, the roads of Jamaica. JIDP is a five-year program that is funded, in large part, through a US$340 million dollar loan from The Export Import Bank of China. In addition, the Road Maintenance Fund provides the remaining funding for the JIDP. As of December 31, 2010, US$51 million had been disbursed for projects under JIDP.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2010:

External Debt by Creditor

	2006	2007	2008	2009	2010
	(in millions of US$)
Bilateral
OECD	$624.1	$591.5	$513.6	$494.5	464.8
Non-OECD	93.9	114.9	172.9	488.1	540.1

Total	718.0	706.4	686.5	982.6	1,004.9
Multilateral
IADB(1)	569.3	515.0	570.2	661.3	1,235.8
IMF(2)	0.0	0.0	0.0	0.0	800.0
IBRD(3)	372.9	348.8	309.2	378.9	571.5
Other(4)	282.7	293.5	319.7	380.0	464.3

Total	1,224.9	1,157.3	1,199.1	1,420.2	3,071.6

Commercial Banks	282.0	277.9	278.1	300.6	484.0
Other Commercial(5)	121.8	52.1	40.5	42.3	41.6

Total	403.8	330.0	318.6	342.9	525.6
Bonds	3,449.0	3,929.1	4,139.5	3,848.6	3,787.4

Total	$5,795.7	$6,122.8	$6,343.7	$6,594.3	8,389.5

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2010:

External Debt by Debtor

	2006	2007	2008	2009	2010
	(in millions of US$)
Government Direct	$4,878.7	$5,173.7	$5,441.6	$5,463.9	6,287.1
Government-Guaranteed	915.3	948.1	901.7	1,130.4	1,302.4
Bank of Jamaica	1.7	1.0	0.4	0.0	800.0

Total	$5,795.7	$6,122.8	$6,343.7	$6,594.3	8,389.5

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as of December 31, 2010:

External Debt Principal Amortization Schedule

as of June 30, 2010

	2010	2011	2012	2013	2014	2015
	(in millions of US$)
Multilateral
IADB	$70.1	$59.4	$199.3	$198.9	$57.5	$61.9
IBRD	41.7	36.3	35.5	36.2	36.6	41.0
Other	20.2	28.3	29.4	305.8	559.8	398.2

Total	132.0	124..0	264.2	540.9	653.9	501.1

Commercial Banks	29.7	75.1	73.1	68.8	65.9	60.8
Other Commercial	7.1	9.2	7.3	6.1	6.1	3.1
Bonds	28.6	438.1	315.9	47.6	248.9	472.6
Bilateral	68.5	73.2	72.0	65.1	55.1	88.8

Total	$265.9	$719.6	$732.5	$728.5	$1,029.9	$1,126.4

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as of December 31, 2010:

External Debt Interest Schedule

as of December 31, 2010

	2010	2011	2012	2013	2014	2015
	(in millions of US$)
Multilateral
IADB	$23.5	$41.9	$47.2	$39.2	$31.7	29.1
IBRD	11.1	4.1	4.1	3.7	3.4	3.1
Other	12.6	35.0	39.2	38.0	32.1	24.5

Total	47.2	81.0	90.5	80.9	67.2	56.7

Commercial Banks	9.6	18.9	18.1	15.1	12.3	9.8
Other Commercial	1.4	2.0	1.5	1.2	1.0	0.8
Bonds	360.5	336.1	308.7	274.9	270.6	229.5
Bilateral	50.6	39.7	41.3	42.1	42.9	42.9

Total	$469.3	$477.7	$460.1	$414.2	$394.0	$339.7

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as of December 31, 2010:

Total External Debt Maturity Structure

as of December 31, 2010

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total
	(in millions of US$)
Bilateral	4.5	97.4	207.4	695.7	1,004.9
Multilateral	43.9	132.3	1,139.0	1,756.4	3,071.6
IADB	2.6	121.1	92.2	1,019.9	1,235.8
IBRD	3.4	11.2	170.9	386.0	571.5
IMF	0.0	0.0	800.0	0.0	800.0
Other	37.9	0.0	76.0	350.5	464.4
Commercial Bank	9.3	132.3	266.7	75.6	484.0
Other Commercial	0.1	27.3	0.0	14.2	41.6
Bonds	400.0	912.4	900.0	1,575.0	3,787.4
Total	$457.8	$1,301.69	$2,513.15	$4,116.9	$8,389.5

Percentage	5.5	15.5	29.9	49.1	100.0

The following table shows interest rate composition for external debt as of December 31, 2010:

External Debt Interest Rate Composition as at December 31, 2010

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	2,114.16	25.2
Fixed Rate Debt	6,275.38	74.8

Total Debt	8,389.54	100.0

Source: Ministry of Finance and the Public Service.

THE MONETARY SYSTEM

Money Supply and Interest Rates

The monetary base expanded by 4.9% in 2010, following increases of 13.5% and 9.6% in 2009 and 2008, respectively. The deceleration in the rate of growth in 2010 was primarily reflected in a reduction of 5.1% in the cash reserves of the commercial banks. There was a faster rate of growth in currency issue in 2010 which accelerated to 9.4% from 5.8% in 2009. Money supply (M2) grew by 2.1% in 2010, relative to a growth of 6.1% in 2009 and 4.4% in 2008. The growth in M2 in 2010 was largely reflected in growth in money supply M1, which is comprised of currency in circulation and demand deposits. Currency in circulation and demand deposits increased by 8.7% and 5.9%, respectively, in 2010.

During 2010, the Bank of Jamaica (BOJ) continued to loosen monetary policy in response to declines in inflation and inflation expectations, declines in market-determined interest rates, a strengthening of the Jamaica Dollar, strong net international reserves and improved investor confidence. Effective January 12, 2010, the Bank of Jamaica removed its 60 – 180 day open market instruments from offer to the market and began to use the 30-day instrument to signal the direction of monetary policy. The removal of open market instruments tenors above thirty days was also done to facilitate the development of a market yield curve post JDX. The interest rate on the 30-day instrument declined from 10.5% on December 2009 to 7.5% at December 2010. The reduction in the BOJ interest rates contributed to continued declines in commercial bank rates. The weighted average loan rate of commercial banks declined from 16.2% at December 2009 to 15.6% at October 2010 but increased to 16.0% at November 2010. The slight increase in November was underpinned by a significant increase in mortgage credit at higher rates by one bank.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2010:

Money Supply

	2006	2007	2008(3)	2009	2010(4)
	(in millions of J$)
Narrow Money (M1)	86,885.5	105,554.7	100,197.1	107,818.0	113,747.4
Currency	35,780.8	40,674.9	41,995.8	44,614.8	48,517.7
Quasi-Money(1)	169,527.3	194,645.6	213,042.3	224,192.2	225,430.0
Monetary Base(2)	57,975.5	65,257.0	71,498.5	81,116.2	85,093.0
Broad Money (M2)	256,412.8	300,200.3	313,139.4	332,010.2	339,177.4

(1)	Quasi-money comprises time deposits and savings deposits.
(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.
(3)	Revised figures.
(4)	Preliminary.

Source: Bank of Jamaica.

Interest Rates

	2006	2007	2008	2009	2010
	(%)
Weighted Average Loan Rate(1)	17.6	17.1	16.8	16.2	16.0
Weighted Average Time Deposit Rate(1)	6.6	7.0	7.4	6.4	3.9
Treasury Bill Yield(2)	12.3	13.3	24.5	16.8	7.5

(1)	As at November 2010.
(2)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five-year period ended December 31, 2010, the yield on 182-day treasury bills increased from 12.3% in 2006 to 24.5% in 2008, but subsequently declined to 16.8% in 2009 and further declined to 7.5% in 2010. The increase in yields during the first two years was mainly influenced by an increase in the rate of inflation and instability in the foreign exchange market resulting from the impact of the global recession. At December 31, 2008, the treasury bill yield was 22.0% for bills of 92 days maturity. As a result of a moderation in inflation and inflationary expectation, as well as stability in the foreign exchange market, particularly after the March 2009 quarter, the 92-day and 180-day Treasury bill yields declined to 16.0% and 16.8%, respectively, by the end of December 2009. With the success of the JDX program, the associated improvement in the fiscal accounts, continued achievement of the targets under the IMF SBA and reductions in inflation, the 92-day and 180-day Treasury bill yields declined to 7.40% and 7.48%, respectively, as at December 31, 2010. The yields on these tenors declined further to 7.37% and 7.46%, respectively, in the January 2011 auction.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit-taking institutions was 28.0% at December 31, 2009, and commercial banks held excess liquid assets of J$17.9 billion above the statutory minimum requirements. By December 31, 2010, the liquid asset holdings of commercial banks had increased to J$35.1 billion above the statutory minimum requirements.

The Stock Market

The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969.

A total of 3.57 billion shares (including blocks) traded in 2010, an increase of 102% from the 1.76 billion shares traded in 2009. The value of shares traded in 2010 amounted to J$20.8 billion, an increase of 70.8% from 2009. For the period, January 1, 2011 to January 31, 2011, 93.9 million shares traded valued at J$408,933,191.21. The JSE ended 2010 with 43 listed companies on the main market.

The JSE index increased by 2.28% from January 1, 2010 to December 31, 2010. In 2010, the index peaked at 88,916.01 points in April and registered a low of 74,628.78 points in February before ending at 85,220.82 points at December 31, 2010. On June 30, 2010, the JSE Index closed at 86,333.62 points, representing a 3.6% increase from the beginning of 2010. For the first month in 2011, the JSE Index declined by 146.49 points or 0.17% to close at 85,074.33 points on January 31, 2011.

At December 31, 2010, market capitalization totaled J$564.72 billion, up 3.63% from 2009. The top ten (based on market capitalization) listed companies account for approximately 82% of market capitalization, with the top four listed companies accounting for 60% of market capitalization at December 31, 2010. At June 30, 2010, there were 40 domestic companies and three foreign companies listed on the JSE, and market capitalization totaled J$565.8 billion. As at January 31, 2011, market capitalization was J$563.51 billion.

The following table shows yearly trading data for the Jamaica Stock Exchange for the years 2001 to 2010:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11

On April 2, 2009, the Jamaica Stock Exchange launched its Junior Market. The total volume traded amounted to 46 million shares valued at J$192.17 million in 2010. For the period January 1, 2011 to January 31, 2011 volume amounted to 12 million shares with a value of J$57 million.

For the period January 1, 2010 to December 31, 2010, the JSE Junior Market Index increased by 153.26% to close at 379.92 points. For the one month, January 2011, the JSE Junior Market Index advanced by 10.99% to close at 421.66 points.

As at December 31, 2009, the market capitalization of the Junior Market amounted to J$8,466.8 million.

As at January 31, 2011, market capitalization closed at J$9,396.73 million, which was an increase of J$929.9 million from the start of the year.

USE OF PROCEEDS

The amount of the net proceeds from the sale of the notes, after deducting underwriting commissions and excluding accrued and unpaid interest in the amount of US$5,155,555.56, is expected to be approximately US$400,584,000. Jamaica will use these net proceeds for the repayment in full of its US$400,000,000, 11.75% Notes Due 2011.

DESCRIPTION OF THE NOTES

General

The US$400,000,000 8.00% Amortizing Notes due 2019 are a further issuance of the US$350,000,000 8.00% Amortizing Notes due 2019 that were originally issued on June 24, 2008 and will be consolidated with and form a single series with such previously issued notes. Unless otherwise specified, references in this section to the “notes” mean the US$400,000,000 we are offering hereby and the US$350,000,000 8.00% Amortizing Notes due 2019 issued on June 24, 2008. The notes will be direct, general, unsecured and unconditional obligations and will rank at least pari passu, without any preference among themselves. The notes will be issued under a fiscal agency agreement, dated as of June 20, 2002, as supplemented by a supplemental fiscal agency agreement to be dated as of February 22, 2011 among Jamaica, Deutsche Bank Trust Company Americas, as fiscal agent, principal paying agent and registrar, and Deutsche Bank Luxembourg S.A. as paying agent and a transfer agent.

The notes are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. The following statements are subject to the provisions of the fiscal agency agreement and the notes. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the notes. Jamaica has filed the fiscal agency agreement dated June 20, 2002, which includes a form of the notes, with the U.S. Securities and Exchange Commission as an exhibit to Jamaica’s annual report on Form 18-K for the fiscal year ended March 31, 2002. You should refer to the exhibit referenced above for more complete information concerning the fiscal agency agreement and the notes. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The notes will:

•	be a further issuance in a principal amount of US$400,000,000, for a total issuance of US$750,000,000;

•	bear interest at 8.00% per year on the outstanding principal amount from December 24, 2010;

•	mature on June 24, 2019 and amortize in three equal installments on June 24, 2017, June 24, 2018 and June 24, 2019;

•	pay interest on June 24 and December 24 of each year, commencing June 24, 2011; and

•

pay interest to the persons in whose names the notes are registered on the record date, which is the close of business on the preceding June 9 or December 9 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Jamaica has applied for the notes to be listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF Market of that exchange. In addition, Jamaica will maintain a paying agent and transfer agent in Luxembourg so long as any of the bonds are admitted to trading on the Euro MTF Market and the rules of the Luxembourg Stock Exchange so require.

Book Entry

Jamaica will issue the notes in the form of one or more fully registered global notes. Jamaica will deposit the global notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Beneficial interests in the global notes will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Debt Securities — Global Securities—Registered Ownership of the Global Security”), Jamaica may issue certificated securities. In that event, Jamaica will issue certificated securities in denominations of US$100,000 of original principal amount and integral multiples of US$1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as Jamaica may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the notes will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

Jamaica will pay each installment amount of a note on the applicable payment date in immediately available funds in the City of New York upon presentation of the note at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the notes are admitted for trading on the Euro MTF Market, and the rules of the Luxembourg Stock Exchange so require).

Jamaica will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the notes. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of notes represented by the global notes and any certificated notes and accept notes for exchange and registration of transfer;

•

ensure that payments of principal and interest in respect of the notes received by the fiscal agent from Jamaica are duly paid to the depositaries for the securities or their respective nominees and any other holders of any notes; and

•	transmit to Jamaica any notices from holders of any of the notes.

If the notes are admitted for trading on the Euro MTF Market, and the rules of the Luxembourg Stock Exchange so require, Jamaica will appoint and maintain a paying agent and a transfer agent in Luxembourg, who shall initially be Deutsche Bank Luxembourg S.A. Holders of certificated securities will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg paying and transfer agent. For so long as the notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Redemption and Sinking Fund

Jamaica may not redeem the notes prior to maturity. Jamaica will not provide a sinking fund for the amortization and retirement of the notes.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at Deutsche Bank Trust Company Americas, Trust & Securities Services, 60 Wall Street, 27th Floor-MS NYC60-2710, New York, NY 10005. Jamaica will at all times maintain a paying agent and a transfer agent in the City of New York or the State of New Jersey which will, unless otherwise provided, be the fiscal agent. Jamaica may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of Jamaica, not a trustee for holders of any notes. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that monies held by the fiscal agent as payment of principal or interest on the notes shall be held by the fiscal agent in trust for the holders of the notes.

The fiscal agency agreement is not required to be qualified under the U.S. Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement may not contain all of the provisions that could be beneficial to holders of the notes that would be contained in an indenture qualified under the Trust Indenture Act.

Notices

All notices will be published in London in the Financial Times, in the City of New York in The Wall Street Journal and, so long as the notes are admitted for trading on the Euro MTF, in Luxembourg in the Luxemburger Wort. If Jamaica cannot, for any reason, publish notice in any of these newspapers, it will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made as of the first date of its publication.

Further Issues

Jamaica may from time to time, without your consent, create and issue additional debt securities having the same terms and conditions as the notes offered by this prospectus supplement (or the same except for the amount of the first interest payment). Jamaica may consolidate the additional debt securities to form a single series with the outstanding notes.

GLOBAL CLEARANCE AND SETTLEMENT

DTC, Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the notes and cross-market transfers of the notes in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A. as depository for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositories”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither Jamaica nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters for the notes may be a participant in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the notes through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the notes through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the notes by wire transfer and the entity through which you hold your interests in the notes will credit your securities custody account.

Secondary Market Trading

The purchaser of notes determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Trading between DTC purchasers and sellers. DTC participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Trading between Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Trading between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream, Luxembourg; Euroclear or Clearstream, Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account; and the participant will then credit the purchaser’s account. These notes credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear participants or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•

borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Trading between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

For a description of certain United States tax aspects of the notes, see the discussion in the accompanying prospectus under “Taxation—United States Federal Income Taxation Considerations”. Please note the following additional taxation considerations applicable to this offering:

With respect to the discussion under “Taxation—United States Federal Income Taxation Considerations—Backup Withholding and Information Reporting,” please note that under recently enacted legislation, beginning in 2012, corporations will no longer be automatically exempt from information reporting and backup withholding.

Any unpaid interest on the notes that accrues prior to a note holder’s acquisition of the notes in this offering may not be required to be included in the taxable income of that holder. Holders should consult their tax advisers concerning the U.S. federal income tax treatment of such interest.

UNDERWRITING

Jamaica has entered into an underwriting agreement with BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. as managers, dated February 14, 2011, relating to the offering and sale of the notes. In the underwriting agreement, Jamaica has agreed to sell the notes to the underwriters, and each underwriter, severally and not jointly, has agreed to purchase from Jamaica the amount of notes set forth opposite such underwriter’s name in the table below.

Underwriters	Principle Amount of Notes
BNP Paribas Securities Corp.	US$	190,000,000
Deutsche Bank Securities Inc.	US$	190,000,000
Citigroup Global Markets Inc.	US$	10,000,000
Scotia Capital (USA) Inc.	US$	10,000,000
Total	US$	400,000,000

The notes will be issued in fully registered form without interest coupons in minimum denominations of US$100,000 of original principal amount and integral multiples of US$1,000 in excess thereof. Notwithstanding the foregoing, the notes will be initially offered and sold by the underwriters only in minimum purchase amounts of US$150,000.

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from Jamaica, are subject to the satisfaction of certain conditions in the underwriting agreement. If the conditions are met, the underwriters have agreed to purchase all of the notes.

The underwriters have advised Jamaica that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. As compensation to the underwriters, Jamaica will pay to the underwriters a selling commission in the aggregate amount of US$440,000. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, Jamaica has agreed that Jamaica will indemnify the underwriters against certain liabilities, including liabilities under Securities Act, or contribute to payments which the underwriters may be required to make in respect of any of those liabilities.

Jamaica has applied for the notes to be listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF Market of that exchange in accordance with its rules.

In connection with the offering, the underwriters may engage in short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Euro MTF, the alternative market of the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

It is intended that a portion of the notes will be offered and sold outside of the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Terms used in this paragraph have the meanings given to them in Regulation S under the Securities Act.

It is expected that delivery of the notes will be made on February 22, 2011 which will be the fifth business day in the United States following the date of pricing of the notes (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market in the United States generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers wishing to trade notes prior to the third U.S. business day before February 22, 2011 will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes wishing to make such trades should consult their own advisors.

The underwriters and/or their affiliates have provided, and expect to provide in the future, financial advisory, investment banking and general banking services to Jamaica and its governmental agencies and instrumentalities, for which they have received and expect to receive customary fees and commission. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for Jamaica in the ordinary course of business.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Each of the underwriters severally represents and agrees that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon on behalf of Jamaica as to Jamaican law by the Attorney General’s Department of Jamaica, and as to New York State law by Allen & Overy LLP, United States counsel to Jamaica. The validity of the notes will be passed upon for the underwriters, as to matters of New York State law, by Gibson, Dunn & Crutcher LLP, United States counsel for the underwriters and, as to matters of Jamaican law, by Hart Muirhead Fatta, Jamaican counsel to the underwriters.

GENERAL INFORMATION

1. The notes have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The CUSIP number is 470160AW2, the Common Code number is 037254304, and the International Securities Identification Number (ISIN) is US470160AW29.

2. The Loan Act, 1964, as most recently amended by the Loan (Amendment) Act, 2004, and the Loans (Canada, United States of America and Other Specified Countries) Act, also referred to as government authorizations, authorized the creation and issue of the notes.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of Jamaica which is material in the context of the issue of the notes since October 28, 2010.

4. Jamaica has applied for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Euro MTF Market of that exchange. Copies of the following documents will, so long as any notes are admitted for trading on the Euro MTF, be available for inspection during usual business hours at the specified office of Deutsche Bank Luxembourg S.A. in Luxembourg:

•	the Registration Statement, which includes the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•	government authorizations.

In addition, so long as any of the notes are admitted for trading on the Euro MTF, copies of Jamaica’s latest economic reports for each year (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement and the fiscal agency agreement shall also be available free of charge at the office of the listing agent and any paying and transfer agent in Luxembourg.

5. Deutsche Bank Luxembourg S.A. has been appointed as the Luxembourg paying agent. For so long as any of the notes are admitted for trading on the Euro MTF and the rules of the Euro MTF so require, Jamaica will maintain a paying agent in Luxembourg.

PROSPECTUS

Government of Jamaica

$1,000,000,000

Debt Securities

Jamaica may offer up to $1,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

Jamaica will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should not assume the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Information contained in this prospectus is subject to completion or amendment. We will update this prospectus as necessary while it is in use.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 7, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Jamaica filed with the United States Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf process, Jamaica may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of $1,000,000,000. This prospectus provides you with basic information about Jamaica and a general description of the debt securities Jamaica may offer. Each time Jamaica sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Jamaica, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

WHERE YOU CAN FIND MORE INFORMATION

Jamaica files Annual Reports with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Jamaica and may be accompanied by exhibits. You may read and copy any document Jamaica files with the SEC at the SEC’s public reference room at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-202-942-8090 for further information on the public reference room.

The SEC allows Jamaica to “incorporate by reference” in this prospectus the information Jamaica files with it. This means that Jamaica can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Jamaica incorporates by reference the following documents:

•	Jamaica’s Annual Report on Form 18-K for the year ended March 31, 2010, file 001-04165; and

•	All amendments to Jamaica’s Annual report on Form 18-K for the year ended March 31, 2010 filed prior to the date of this prospectus.

Jamaica also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Jamaica files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling Jamaica at:

Pamella McLaren

30 National Heroes Circle

P.O Box 512

Kingston, Jamaica

Fax: (876) 9325975

Telephone (876) 9325400

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. Jamaica has not authorized anyone to provide you with different or additional information. Jamaica is not making an offer of the debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ENFORCEMENT OF CLAIMS

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976, or the Immunities Act.

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunity Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement (as defined in Description of the Debt Securities) and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or the debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or reexamination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and the Public Service shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements.

Forward-looking statements are statements that are not about historical facts, including statements about Jamaica’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Jamaica undertakes no obligation to update publicly any of the forward-looking statements in light of new information or future events, including changes in Jamaica’s economic policy or budget, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Jamaica cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•

adverse external factors, such as any continuing terrorist attacks in the United States or elsewhere, acts of war, any general slowdown in the US or global economies, low alumina and bauxite prices and a fall in tourism; and

•	adverse domestic factors, such as social and political unrest in Jamaica, high domestic interest rates, climatic events and exchange rate volatility.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general budgetary purposes of Jamaica.

DESCRIPTION OF THE DEBT SECURITIES

Jamaica will issue the debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”) between Jamaica and a selected fiscal agent. Jamaica has filed a copy of the form of Fiscal Agency Agreement and the form of debt securities with the SEC as exhibits to the registration statement of which this prospectus is a part.

The following description is only a summary of some of the terms of the debt securities and the form of Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, Jamaica urges you to read the form of the Fiscal Agency Agreement and the form of the debt security before deciding whether to invest in the debt securities.

Jamaica will describe the particular terms of any debt securities in the prospectus supplement relating to those debt securities, which may differ from the terms described herein. Those terms may include:

•	the principal amount of the debt securities;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the stated maturity date on which Jamaica must repay the debt securities;

•	the dates when any interest payments will be due;

•	the currency in which Jamaica may pay the debt securities and any interest;

•	where and how Jamaica will pay principal and interest;

•	whether and in what circumstances Jamaica may redeem the debt securities before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities; and

•	any other terms of the debt securities.

Status of the Debt Securities

The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined below) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

“External Indebtedness” means any indebtedness that:

•	is payable, or may be paid, in a currency or by reference to a currency other than the currency of Jamaica; and

•	is payable, or may be paid, to a person resident or having their principal place of business outside of Jamaica.

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing).

Payments of Principal and Interest

Jamaica will make payments of principal and interest on the debt securities through the paying agent, which will receive the funds for distribution to the holders of the debt securities registered with the registrar at the close of business on the fifteenth day preceding the date of payment. Jamaica will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, Jamaica will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holder. See “Global Securities” below.

Any moneys held by the fiscal agent in respect of the debt securities and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to Jamaica, and the holder of such debt securities shall thereafter look only to Jamaica for any payment to which such holder may be entitled. The debt securities will become void unless presented for payment within five years after the maturity date thereof (or such earlier time period as may be prescribed by applicable law).

Additional Amounts

Jamaica will make all payments of principal and interest on the debt securities without withholding or deduction for any Jamaican taxes. If Jamaican law requires Jamaica to deduct or withhold taxes, Jamaica will pay the holders of the debt securities the additional amounts necessary to ensure that the holders of the debt securities receive the same amount as they would have received without such deduction or withholding.

Jamaica will not, however, pay a holder of the debt securities such additional amounts if such holder is liable for Jamaican taxes due to one of the following reasons;

•	the holder has some connection with Jamaica other than merely owning the debt securities or receiving principal and interest payments on the debt securities;

•

the holder has failed to comply with any reporting requirement concerning its nationality, residence, identity or connection with Jamaica, if compliance is required as a condition to exemption from such deduction or withholding; or

•	the holder fails to present its debt securities for payment within 30 days after Jamaica makes principal or interest available for payment to the holder.

Fiscal Agent

The Fiscal Agency Agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s limitation of liability for actions that it takes.

Paying Agents; Transfer Agents; Registrar

The fiscal agent may also act as paying agent, transfer agent, and registrar. Nevertheless, Jamaica may at any time appoint new paying agents, transfer agents and registrars. Jamaica will, however, at all times maintain:

•	a paying agent in New York City; and

•	a registrar in New York City or another office as designated by the fiscal agent.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, Jamaica will appoint and maintain a paying agent and transfer agent in Luxembourg. For so long as any such notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in the manner specified under “Notices” below.

Replacement, Exchange and Transfer

Jamaica will replace any mutilated, destroyed, stolen or lost debt securities or coupon at your expense, upon delivery to the fiscal agent or the transfer agent of the debt securities or coupon or evidence of its destruction, loss or theft satisfactory to Jamaica and the fiscal agent, who may also require an indemnity at your expense and/or payment of any sums sufficient to cover any applicable tax or expenses related to the replacement. You will not be charged a fee for the registration of transfers or exchanges of debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg, which Jamaica expects will be the d’Wort. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Purchase of the Debt Securities by Jamaica

Jamaica may at any time purchase any of the debt securities of a series in any manner through market or by tender and at any price in accordance with the rules of the stock exchanges on which such debt securities of a series may for the time being be listed, if any. If such purchases are made by tender, tenders must be available to all the holders of debt securities of a series alike. All debt securities which are purchased by or on behalf of Jamaica may be held or resold by Jamaica or surrendered to the fiscal agent for cancellation.

Negative Pledge

Jamaica has pledged that as long as any of the debt securities remain outstanding, it will not create or permit any security interest on its revenue, property or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest or are given another security interest which is approved by the holders of the debt securities as provided under “—Meetings and Amendments” below.

A “security interest” is, with respect to any present or future revenue, assets or property, any mortgage or deed of trust, pledge, hypothecation, assignment by way of security, security interest, lien (other than any lien arising by operation of law), charge, encumbrance, preference, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such present or future revenue, assets or property.

“Public external indebtedness” means any external indebtedness which is in the form of, or is represented by, bonds, notes or other securities which are, or are capable of, being quoted, listed on or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

However, Jamaica’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	any security interest in existence as of the date of the Fiscal Agency Agreement;

•

any security interest upon property to secure its public external indebtedness which was incurred for the purpose of financing the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest existing upon property to secure public external indebtedness at the time of the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest securing public external indebtedness incurred for the purpose of financing all or any portion of the costs of the acquisition, construction, development or expansion of any project (including costs such as escalation, interest during construction and financing and refinancing costs), provided that such security interest applies only to (a) the property so acquired, constructed, developed or expanded and any property that is reasonably incidental to the use of such property (and any right or interest therein), (b) any inventories or any other products of or revenue or profit of or from such property (or right or interest therein), and (c) any shares or other ownership interest in, or any indebtedness of, any person, substantially all of the assets of which consist of such property; and

•

any security interest securing public external indebtedness not covered above, provided that the aggregate outstanding principal amount of public external indebtedness does not exceed US$20,000,000 or its equivalent in another currency.

Additional Covenant of Jamaica

Jamaica has pledged that so long as the debt securities are outstanding, it shall maintain its membership in the International Monetary Fund, or IMF, and continue to be eligible to use the general resources of the IMF under the IMF Articles of Agreement.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to any series of debt securities:

•	Jamaica fails to pay principal or interest on that series of debt securities when due and such failure continues for a period of 30 days;

•

Jamaica fails to perform any of its obligations described under “—Negative Pledge” or “—Additional Covenant of Jamaica” above and such failure continues for more than 30 days in the case of the negative pledge and 60 days in the case of the additional covenant, after Jamaica receives written notice from any holder;

•

Jamaica fails to perform any of its other material obligations contained in any series of debt securities or the Fiscal Agency Agreement and such failure continues for more than 45 days after Jamaica receives written notice;

•

Jamaica fails to pay (a) any of its external indebtedness (other than guarantees by Jamaica) with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable or (b) any external indebtedness constituting guarantees by Jamaica with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable, and such failure continues until the earlier of (1) the expiration of the applicable grace period or 30 days, whichever is longer, or (2) the acceleration of any such public external indebtedness by any holder. For the purposes of the above only,

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing), and every Net Obligation under any Interest, Currency or Security Protection Agreement;

“Interest, Currency or Security Protection Agreement” of Jamaica means any forward contract, futures contract, swap, option, hedge or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), in any such case, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices or a security or group or index of securities (including any interest therein or based on the value thereof); and

“Net Obligation” means, at any date of determination, the net amount, exclusive of any commissions or administrative fees that Jamaica would be obligated to pay upon the termination of an Interest, Currency or Security Protection Agreement as of such date;

•

the validity of any series of the debt securities or the Fiscal Agency Agreement is contested by Jamaica or any legislative, executive or judicial body or official of Jamaica authorized to do so, or Jamaica denies its obligations under any series of the debt securities or the Fiscal Agency Agreement or declares a suspension or moratorium on payment of its external indebtedness; or

•	any authority necessary for Jamaica to make or fulfill its obligations under any series of the debt securities becomes invalid, expires or otherwise ceases to remain in full force and effect.

If any of the events described above occurs, then the holders of at least 25% of the principal amount of any series of the debt securities outstanding may declare the principal and any accrued interest on all the debt securities of that series immediately due and payable. Holders of debt securities may exercise this right only by providing a written demand to the fiscal agent when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent, all defaults have been cured.

Meetings and Amendments

Jamaica may call a meeting of the holders of any series of the debt securities at any time regarding that series of debt securities or the Fiscal Agency Agreement. Jamaica will determine the time and place of the meeting. Jamaica will notify the holders of that series of debt securities of the time, place and purpose of the meeting between 30 and 60 days before the meeting.

The fiscal agent will call a meeting of holders of any series of the debt securities if:

•	an event of default has occurred and is continuing; and

•

the holders of at least 10% in principal amount of all of that series of debt securities then outstanding have delivered a written request to the fiscal agent setting forth the action they propose to take.

Only holders of that series of the debt securities and their proxies are entitled to vote at a meeting of the holders. Holders or proxies representing a majority of the outstanding principal amount of that series of the debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then security holders of that series of debt securities or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. The fiscal agent will set the procedures governing the conduct of the meeting.

Jamaica, the fiscal agent and the holders of any series of the debt securities may generally modify or take action with respect to the Fiscal Agency Agreement of the terms of the debt securities:

•	with the affirmative vote of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the outstanding principal amount of the debt securities.

However, all holders of any series of debt securities must unanimously consent to any amendment, modification or change with respect to that series of debt securities that would:

•	change the due dates for the payment of principal or interest;

•	reduce any amounts payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt securities;

•	change the payment currency;

•	reduce the proportion of the holders of the principal amount of debt securities necessary to change the terms of the Fiscal Agency Agreement or the debt securities; or

•	change Jamaica’s obligation to pay any additional amounts.

Jamaica and the fiscal agent may, without the vote or consent of any holder of any series of the debt securities, amend the Fiscal Agency Agreement or the debt securities to:

•	add to Jamaica’s covenants for the benefit of the holders;

•	surrender any of Jamaica’s rights or powers;

•	provide collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision; or

•	make any other change that does not adversely affect the interest of any holder of any series of the debt securities in any material respect.

Enforcement of Claims

Jamaica has appointed its Consul General in New York City as its authorized agent for service of process in any action based on the debt securities or the Fiscal Agency Agreement which a holder may institute in any Federal or New York State court in the Borough of Manhattan, The City of New York.

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”).

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunities Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New

York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or re-examination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and the Public Service shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

Governing Law and Submission to Jurisdiction

The Fiscal Agency Agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except that all matters governing Jamaica’s authorization and execution will be governed by the laws of Jamaica.

Further Issues

Jamaica may from time to time, without notice to or the consent of the registered holders of any series of debt securities, issue further debt securities which will form a single series with any series of debt securities. These further debt securities will have the same terms as to status, redemption or otherwise as the debt securities of the existing series and will rank equally with the debt securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further debt securities or except for the first payment of interest following the issue date of these further debt securities.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by one or more global securities to be deposited with or on behalf of a depositary and its nominee. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Neither Jamaica nor the fiscal agent will be responsible for the depositary’s or its respective participants or indirect participants’, performance of their obligations under their rules and procedures. Unless otherwise specified in the prospectus supplement, Jamaica anticipates the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather then directly from Jamaica.

Jamaica understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

Jamaica will register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and Jamaica does not appoint a successor depositary within 90 days;

•	Jamaica determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	A default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interest in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, Jamaica expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. Jamaica also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owner’s respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. Jamaica has no responsibility or liability for the records or ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. Jamaica also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

TAXATION

The following is a summary discussion of certain Jamaican and United States federal income tax considerations that may be relevant to a holder of a debt security. This discussion is based on laws, regulations, administrative and judicial rulings and decisions in effect on the date of this Registration Statement. There can be no assurance that the taxing authorities of the United States or Jamaica will not take a contrary view, and no rulings from such authorities will be sought on the issues discussed herein. Further, the relevant legal provisions and interpretations are all subject to change, possibly with retroactive effect, and any such changes may affect the discussion set forth herein.

Investors are urged to consult their own tax advisors in determining the tax consequences of holding debt securities, including the application to their particular circumstances of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Jamaican Tax Considerations

The taxation discussion set out below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of the debt securities. Prospective buyers of the debt securities should consult with their tax advisors concerning issues including: the application of Jamaican income tax laws to them arising from an investment in the debt securities; any consequences to them arising under the laws of any other taxing jurisdiction; the availability for income tax purposes of a credit or deduction for Jamaican taxes; and the consequences of buying the debt securities at a price other than the issue price.

Income Taxation of Interest on the Debt Securities and Gain from Sale or Retirement of the Debt Securities

Interest paid to a holder of the debt securities who is an individual is generally subject to Jamaican withholding income tax, at the rate of 25% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Interest paid to a holder of the debt security which is a company, trust, organization or other entity is generally subject to Jamaican withholding income tax, at the rate of 33 1/3% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Under the United States/Jamaica Double Taxation Agreement, or the Treaty, the rate of withholding income tax on interest is reduced to 12.5%. Section 12(m) of the Jamaica Income Tax Act provides that the interest on any borrowing charged to Jamaica’ s consolidated fund may be exempt from income tax by order of the Minister of Finance and the Public Service. Interest payments on the debt securities will be charged to Jamaica’s consolidated fund, and, therefore, such payments will not be subject to income tax upon the issuance by the Minister of Finance and the Public Service of an exemption order under Section 12(m). The Minister of Finance and the Public Service intends to make an exemption order under Section 12(m) of the Jamaica Income Tax Act thereby relieving interest payments on the debt securities from income tax, but this exemption will not apply to Jamaican residents who own or hold, directly or indirectly, or have a beneficial interest in, the debt securities.

No Jamaican income tax would be payable on any gain arising on the disposal of the debt securities, unless the seller is engaged in the business of buying and selling investments. Even if the seller is engaged in the business of buying and selling investments, under the Treaty, if the seller is a United States resident within the meaning of the Treaty and does not have a permanent establishment in Jamaica, the seller would not be liable for Jamaican income tax on any such gain. Jamaica has similar provisions in other double taxation agreements, including those with the United Kingdom and Canada.

Transfer Tax and Stamp Duty

The Minister of Finance and the Public Service will remit any transfer tax which may become payable on transfers of the debt securities or interests in the debt securities, pursuant to his authority under Section 46 of the Transfer Tax Act. The Minister of Finance and the Public Service will remit any stamp duty which may become payable on the debt securities pursuant to his authority under Section 80B of the Stamp Duty Act.

United States Federal Income Taxation Considerations

The following is a general summary of certain principal US federal income tax consequences that may be relevant with respect to the ownership of the debt securities. This summary addresses only the US federal income tax considerations of holders that acquire the debt securities at their original issuance and that will hold the debt securities as capital assets.

This summary does not purport to address all US federal income tax matters that may be relevant to a particular holder of debt securities. This summary does not address tax considerations applicable to holders of debt securities that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the debt securities as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (viii) persons that have a “functional currency” other than the US dollar; (ix) persons who will hold the debt securities through partnerships or other pass-through entities; and (x) certain US expatriates and former long-term residents of the United States. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests of a holder of debt securities.

This summary is based on the US Internal Revenue Code of 1986, as amended, or the Code, US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary does not cover every type of debt security that may be issued under this prospectus. If we intend to issue a debt security of a type not described in this summary, or if there are otherwise special tax consequences with respect to the debt security that are not covered herein, additional tax information will be provided in the prospectus supplement for the applicable debt security.

Prospective investors should consult their own tax advisors with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of the debt securities.

For the purposes of this summary, a “US Holder” is a beneficial owner of debt securities that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A “Non-US Holder” is a beneficial owner of debt securities that is not a US Holder. If a partnership holds a debt security, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding any debt securities should consult its tax advisors.

Payments of Interest

Interest paid on a debt security, other than interest on a “Discount Debt Security” that is not “qualified stated interest” (each as defined below under “Original Issue Discount—General”), will be taxable to a US Holder as ordinary interest income at the time it is received or accrued, depending on the US Holder’s method of accounting for US federal income tax purposes.

A US Holder utilizing the cash method of accounting for US federal income tax purposes that receives an interest payment denominated in a currency other than US dollars, or a foreign currency, will be required to include in income the US dollar value of that interest payment, based on the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

If interest on a debt security is payable in a foreign currency, an accrual basis US Holder is required to include in income the US dollar value of the amount of interest income accrued on such a debt security during the accrual period. An accrual basis US Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the US Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis US Holder may instead translate that interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and will be irrevocable without the consent of the US Internal Revenue Service, or the IRS.

A US Holder utilizing either of the foregoing two accrual methods will recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security). The amount of ordinary income or loss will equal the difference between the US dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the US Holder).

Foreign currency received as interest on the debt securities will have a tax basis equal to its US dollar value at the time the interest payment is received. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

In the event that any additional amounts are paid on the debt securities, a US Holder will be required to include in income such additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such US Holder. A US Holder may be entitled to deduct or credit such tax, subject to applicable limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a US Holder is entitled to either a refund of any Jamaican tax withheld or a reduced rate of withholding.

Interest income (including additional amounts and any tax withheld) on the debt securities will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a US Holder’s foreign tax credit limitation for US federal income tax purposes. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and US Holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Original Issue Discount

General. A debt security, other than a debt security with a term of one year or less, or a “Short-Term Debt Security”, will be treated as issued at an original issue discount, or OID, and a debt security issued with OID, or a Discount Debt Security, for US federal income tax purposes if the excess of the sum of all payments provided under the debt security, other than “qualified stated interest payments” (as defined below), over the “Issue Price” of the debt security is more than a “de minimis amount” (as defined below). “Qualified stated interest” is generally interest paid on a debt security that is unconditionally payable at least annually at a single fixed rate. For US federal income tax purposes the “Issue Price” of the debt securities under the applicable prospectus supplement will be the first price at which a substantial amount of the debt securities are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

In general, if the excess of the sum of all payments provided under the debt security other than qualified stated interest payments (the debt security’s “stated redemption price at maturity”) over its Issue Price is less than  1/4 of one percent of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity, or the de minimis amount, then such excess, if any, constitutes “de minimis OID” and the debt security is not a Discount Debt Security. Unless the election described below under “Election to Treat All Interest as OID” is made, a US Holder of a debt security with de minimis OID must include such de minimis OID in income as stated principal payments on the debt security are made. The includible amount with respect to each such payment will equal the product of the total amount of the debt security’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the debt security.

A US Holder will be required to include OID on a Discount Debt Security in income for US federal income tax purposes as it accrues calculated on a constant-yield method (described below) before the actual receipt of cash attributable to that income, regardless of the US Holder’s method of accounting for US federal income tax purposes. Under this method, US Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Debt Securities.

The amount of OID includible in income by a US Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the debt security for each day during the taxable year or portion of the taxable year on which the US Holder holds that debt security, or accrued OID. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the US Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period.

The amount of OID allocable to an accrual period equals the excess of (a) the product of the debt security’s “adjusted issue price” at the beginning of the accrual period and the debt security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is the Issue Price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the debt security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the debt security (other than any payment of qualified stated interest) and (y) the debt security’s adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a debt security that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into US dollars in the same manner as interest payments accrued by an accrual basis US Holder, as described under “Payments of Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a US Holder may recognize ordinary income or loss.

OID on a Discount Debt Security will be treated as foreign source income for the purposes of calculating a US Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Acquisition Premium. A US Holder that purchases a debt security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (as determined above under “Original Issue Discount—General”) (any such excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as OID” shall reduce the daily portions of OID by a fraction, the numerator of which is the excess of the US Holder’s adjusted basis in the debt security immediately after its purchase over the adjusted issue price of the debt security, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security’s adjusted issue price.

Market Discount. A debt security, other than a short-term debt security, will be treated as purchased at a market discount, or a Market Discount Debt Security, if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the US Holder purchased the debt security by at least  1/4 of one percent of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. If such excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then such excess constitutes “de minimis market discount” and such debt security is not subject to the rules discussed in the following paragraphs. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the US Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A US Holder of a Market Discount Debt Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security.

Election to Treat All Interest as OID. A US Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading “Original Issue Discount—General”, with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

In applying the constant-yield method to a debt security with respect to which this election has been made, the issue price of the debt security will equal its cost to the electing US Holder, the issue date of the debt security will be the date of its acquisition by the electing US Holder, and no payments on the debt security will be treated as payments of qualified stated interest. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a debt security with amortizable bond premium, then the electing US Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing US Holder as of the beginning of the taxable year in which the debt security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security, the electing US Holder will be treated as having made the election discussed above under “Original Issue Discount—Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such US Holder.

Short-Term Debt Securities. Short-Term Debt Securities will be treated as having been issued with OID. In general, an individual or other cash method US Holder is not required to accrue such OID unless the US Holder elects to do so. If such an election is not made, any gain recognized by the US Holder on the sale, exchange or maturity of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the US Holder for interest on borrowings allocable to the Short-Term Debt Security will be deferred until a corresponding amount of income is realized. US Holders who report income for US federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Certain Debt Securities Subject to Redemption.

Certain of the debt securities may be redeemable at the option of Jamaica prior to their maturity, or a call option. Debt securities containing such a call option may be subject to rules that are different from the general rules discussed above. Investors intending to purchase debt securities with a call option should consult their own tax advisors because the OID consequences will depend in part, on the particular terms and features of the purchased debt security.

Premium

A US Holder that purchases a debt security for an amount in excess of its principal amount may elect to treat such excess as “amortizable bond premium”. If such election is made, the amount required to be included in the US Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to such year. In the case of a debt security that is denominated in, or determined by reference to, a foreign currency, amortizable bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of foreign currency. At the time amortizable bond premium offsets interest income, a US Holder realizes exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the debt securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest in which is excludible from gross income) held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and is irrevocable without the consent of the IRS.

Sale, Exchange and Retirement of Debt Securities

A US Holder’s tax basis in a debt security will generally equal its “US dollar cost”, increased by the amount of any OID or market discount included in the US Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the US Holder’s income with respect to the debt security (each as determined above), and reduced by the amount of any payments with respect to the debt security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on the debt security. The “US dollar cost” of a debt security purchased with a foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations) that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase.

A US Holder will generally recognize gain or loss on the sale, exchange or retirement of a debt security equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the debt security. The amount realized on the sale, exchange or retirement of a debt security for an amount in foreign currency will be the US dollar value of that amount on (1) the date the payment is received in the case of a cash basis US Holder, (2) the date of disposition in the case of an accrual basis US Holder, or (3) in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations), that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the sale.

Gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the US dollar value of the amount received on the sale, exchange or retirement of a debt security that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the US dollar value of accrued but unpaid OID as determined by the US Holder under the rules described above under “Original Issue Discount—General”. Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date of the sale, exchange or retirement, and the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date the US Holder acquired the debt security. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale, exchange or retirement of the debt security, and will generally be treated as from sources within the United States for US foreign tax credit limitation purposes.

Any gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security would generally be US source capital gain or loss (except to the extent they are attributable to accrued market discount, accrued but unpaid interest or to changes in currency exchange rates) which will be taxable as such. If a US Holder’s basis in a debt security includes accrued but unpaid OID and the US Holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the US Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under tax disclosure regulations. US Holders should consult their own tax advisors as to the applicability of these disclosure regulations.

Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that held the debt securities for more than one year) and capital losses (the deductibility of which is subject to limitations).

A US Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a debt security equal to the US dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-US Holders

Subject to the backup withholding tax discussion below, a Non-US Holder generally should not be subject to US federal income or withholding tax on any payments on the debt securities and gain from the sale, redemption or other disposition of the debt securities unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a debt security by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. Non-US Holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning debt securities.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments on the debt securities and proceeds of the sale or redemption of the debt securities to US Holders made within the United States. Jamaica, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding currently at a rate of 28 percent of such payment if the US Holder fails to furnish the US Holder’s taxpayer identification number, to certify that such US Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if (i) the proceeds are transferred to an account maintained by the holder in the United States, (ii) the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address, or (iii) the sale has some other specified connection with the United States as provided in US Treasury regulations, unless the holder establishes an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is (i) a United States person, (ii) a controlled foreign corporation for US tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, (iv) a US branch of a foreign bank or a foreign insurance company, or (v) a foreign partnership, if at any time during its tax year (A) one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (B) such foreign partnership is engaged in the conduct of a US trade or business, unless the Holder establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the Holder is a US person.

Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability provided that the required information is furnished to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

IRS Disclosure Reporting Requirements

Certain US Treasury Regulations, or the Disclosure Regulations, meant to require the reporting of certain tax shelter transactions, or Reportable Transactions, could be interpreted to cover transactions generally not regarded as tax shelters. Under the Disclosure Regulations, it may be possible that certain transactions with respect to the debt securities may be characterized as Reporting Transactions requiring a holder of debt securities who is required to file a tax return to disclose such transaction, such as a sale, exchange, retirement or other taxable disposition of a debt security that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the debt securities should consult their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the debt securities, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

THE ABOVE SUMMARY DOES NOT DESCRIBE OTHER TAX CONSEQUENCES THAT WILL ARISE FROM PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES BECAUSE THE PRECISE TERMS OF THE DEBT SECURITIES WILL VARY FROM ISSUE TO ISSUE. PERSONS WHO ARE UNSURE OF THEIR TAX POSITION ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISORS.

European Union Withholding Tax

On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than January 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

PLAN OF DISTRIBUTION

Jamaica may sell the debt securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers. Each prospectus supplement will include:

•	the names of any underwriters, dealers or agents,

•	the purchase price of the debt securities of that series,

•	the net proceeds to Jamaica from the sale of such debt securities,

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Any underwriters or agents used in the same may sell the debt securities either on a “best efforts” or on a firm commitment basis. If the underwriters distribute debt securities on a firm commitment basis, the underwriters will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Jamaica may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In compliance with NASD guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Jamaica may agree to indemnify underwriters, dealers or agents against certain liabilities, including liabilities under the US Securities Act of 1933, or to contribute to payments which the underwriters, dealers or agents may be required to make in respect of any such liabilities. Underwriters, dealers or agents may engage in transactions with or perform services for Jamaica.

OFFICIAL STATEMENTS

Information in this prospectus with a source identified as a publication of Jamaica or one of its agencies or instrumentalities relies on the authority of that publication as an official public document of Jamaica. All other information contained herein is included as an official public statement made on the authority of the Minister of Finance and the Public Service.

VALIDITY OF ANY SERIES OF DEBT SECURITIES

The validity of the debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by Allen & Overy LLP on matters related to United States law. The validity of any particular series of debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by United States counsel to Jamaica on matters related to United States law, and on behalf of any underwriters, dealers or agents by United States and Jamaican counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Government of Jamaica in the United States is the Consul General, Consulate General of Jamaica, 767 Third Avenue, New York, New York 10017.

ISSUER

Government of Jamaica

Ministry of Finance and the Public Service

30 National Heroes Circle

Kingston 4

Jamaica

FISCAL AGENT, PRINCIPAL PAYING AGENT AND REGISTRAR

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street

27th Floor-MS NYC60-2710

New York, NY 10005

United States of America

PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.

2 Boulevard Konrad Adenauer

L-1115 Luxembourg

LEGAL ADVISORS

To the Government as to Jamaican law	To the Government as to United States law

The Attorney General’s Department	Allen & Overy LLP
NCB Towers 2nd Floor, North Tower, 2 Oxford Road Kingston 5 Jamaica	1221 Avenue of the Americas New York, New York 10020 United States of America

To the Underwriters as to Jamaican law	To the Underwriters as to United States law

Hart Muirhead Fatta	Gibson, Dunn & Crutcher LLP
2 St. Lucia Avenue Kingston 5 Jamaica	200 Park Avenue New York, New York 10166 United States of America

You should read this prospectus supplement along with the accompanying prospectus dated February 7, 2011. You should rely only on the information contained or incorporated by reference in this document, including Jamaica’s Form 18-K for the fiscal year ended March 31, 2010, filed with U.S. Securities and Exchange Commission on October 28, 2010 and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Government of Jamaica

US$400,000,000

8.00% Amortizing Notes

due 2019

Joint Lead Managers and Joint Bookrunners

BNP PARIBAS	Deutsche Bank Securities

Co-Managers

Citi	Scotia Capital

February 14, 2011